LEXMARK VIA EDGAR December 13, 2007	Jeri Isbell Vice President of Human Resources Lexmark International, Inc. 740 West New Circle Road Lexington, KY 40550 Phone: (859) 232-2182 Fax: (859) 232-5201

Mr. Jay E. Ingram
Attorney Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:      Lexmark International, Inc.
    Definitive 14A
    Filed March 16, 2007
    File No. 001-14050

Dear Mr. Ingram:

On November 30, 2007 we received your letter of that same date with regard to the above-referenced filing.  This letter is being provided per the request in your letter to let you know when we will provide a response.  We intend to submit our response to your letter on or before Friday, January 11, 2008.

The reason for the requested extension of time for our response is that the same individuals who are required to prepare and review the responses to your comments are now and will be engaged in preparing for and participating in our December Board and Committee meetings.  During the last week of December and the first week of January, many of these same individuals will be unavailable because of the holidays.

Please feel free to contact me at (859) 232-2182 if you have any issues or questions with respect to the above.

Very truly yours,

/s/ Jeri L. Isbell

Jeri L. Isbell